United States securities and exchange commission logo





                             May 24, 2021

       Antonio Migliarese
       Chief Financial Officer
       CytoDyn Inc.
       1111 Main Street, Suite 660
       Vancouver, Washington 98660

                                                        Re: CytoDyn Inc.
                                                            Form 10-K for the
Fiscal Year ended May 31, 2020
                                                            File No. 000-49908

       Dear Mr. Migliarese:

               We have reviewed your May 21, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 19, 2021 letter.

       Form 10-K for the fiscal year ended May 31, 2020

       Note 2 -- Summary of Significant Accounting Policies
       Inventories Procured or Produced in Preparation for Product Launches, page 84

   1. We note statements in your proposed disclosure for Item 1 and Note 4 that you believe leronlimab is safe and
effective, as well as language implying the existence of    clinical
                                                        data that supports its
safety and efficacy.    As safety and efficacy determinations are
                                                        within the authority of
the U.S. Food and Drug Administration and comparable regulatory bodies, please revise
your proposed disclosure to remove language that states or implies that you believe
leronlimab is safe and effective or that leronlimab is likely to be found safe and effective.

             You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien, Branch Chief, at
       202-551-3355 if you have questions.
 Antonio Migliarese
CytoDyn Inc.
May 24, 2021
Page 2




FirstName LastNameAntonio Migliarese   Sincerely,
Comapany NameCytoDyn Inc.
                                       Division of Corporation Finance
May 24, 2021 Page 2                    Office of Life Sciences
FirstName LastName